ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-282565
Dated May 14, 2026

Auto-Callable Dual Directional Buffered PLUS Based on the Value of the Nasdaq-100 Index® due on or about June 2, 2028

Buffered Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

This document provides a summary of the terms of the Auto-Callable Dual Directional Buffered Performance Leveraged Upside SecuritiesSM (the “Auto-Callable Dual Directional Buffered PLUS” or “Buffered PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Buffered PLUS, the accompanying product supplement, the underlier supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Buffered PLUS do not guarantee the full return of principal at maturity and you could lose up to 90.00% of your investment. The Buffered PLUS are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the Buffered PLUS are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying index:	Nasdaq-100 Index® (Bloomberg Ticker: “NDX”)
Stated principal amount:	$1,000.00 per Buffered PLUS
Issue price:	$1,000.00 per Buffered PLUS
Minimum investment:	$1,000.00 (1 Buffered PLUS)
Coupon:	None
Pricing date:	May 29, 2026
Original issue date:	June 3, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	May 30, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	June 2, 2028, subject to postponement in the event of a market disruption event, as described in the accompanying product supplement.
Early Redemption:

If the index closing value of the underlying index on the determination date prior to the final determination date is greater than or equal to the initial index value, the Buffered PLUS will be automatically redeemed for the early redemption payment on the early redemption date. No further payments will be made on the Buffered PLUS once they have been redeemed.

Determination dates, Early redemption dates and Early redemption payment per Buffered PLUS:	Determination Dates	Early Redemption Dates	Early Redemption Payment per Buffered PLUS
	1st determination date: June 8, 2027	June 11, 2027	$1,101.50
	Final determination date: May 30, 2028	Not applicable – See “Payment at maturity per Buffered PLUS” below
Payment at maturity per Buffered PLUS:

If the Buffered PLUS are not automatically redeemed prior to maturity, you will receive at maturity a cash payment per security as follows:

▪If the final index value is greater than the initial index value:

$1,000.00 + leveraged upside payment

▪If the final index value is less than or equal to the initial index value, but not by more than the buffer amount:

$1,000.00 + ($1,000.00 × absolute underlying return)

In this scenario, you will receive a 1% positive return on the Buffered PLUS for each 1% negative return on the underlying index. In no event will this amount exceed the stated principal amount plus $100.00. You will not benefit from the leverage feature in this scenario.

▪If the final index value is less than the initial index value by more than the buffer amount:

$1,000.00 + [$1,000.00 × (underlying return + buffer amount)]

If the final index value is less than the initial index value by more than the buffer amount, you will lose 1% for every 1% that the final index value falls below the initial index value in excess of the buffer amount and you could lose up to 90.00% of your investment in the Buffered PLUS.

Underlying return:	(final index value − initial index value) / initial index value
Buffer amount:	10.00%
Absolute underlying return:	The absolute value of the underlying return. For example, a -5% underlying return will result in a +5% absolute underlying return.
Upside leverage factor:	125.00% (applicable only if the Buffered PLUS are not automatically redeemed prior to maturity and the final index value is greater than the initial index value)
Leveraged upside payment:	$1,000.00 × upside leverage factor × underlying return
Initial index value:	The index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the valuation date
CUSIP/ISIN:	06419HZ64 / US06419HZ644
Listing:	The Buffered PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$25.00 per stated principal amount.
Estimated value on the pricing date:	Expected to be between $940.57 and $970.57 per Buffered PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000183988226022375/bns_424b2-14481.htm

HYPOTHETICAL PAYOUT

The below figures are based on an upside leverage factor of 125.00%, a buffer amount of 10.00% and are purely hypothetical (the actual terms of your Buffered PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

$1,600.00
$1,400.00
$1,200.00
$1,100.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
The Underlying Index
The Buffered PLUS
Leveraged Upside Payment
Absolute Return
Payment at Maturity on the Buffered PLUS
-100%
-50%
-10.00%
0%
50%
100%
Underlying Return of the Underlying Index

Hypothetical Payment at Maturity if the Securities Are Not Automatically Redeemed Prior to Maturity

Underlying Return	Payment at Maturity
+40.00%	$1,500.00
+30.00%	$1,375.00
+20.00%	$1,250.00
+10.00%	$1,125.00
+5.00%	$1,062.50
0.00%	$1,000.00
-5.00%	$1,050.00
-10.00%	$1,100.00
-11.00%	$990.00
-20.00%	$900.00
-30.00%	$800.00
-40.00%	$700.00
-50.00%	$600.00
-75.00%	$350.00
-100.00%	$100.00

A-1

You will find a link to the accompanying preliminary pricing supplement for the Buffered PLUS above and links to the accompanying product supplement, underlier supplement, prospectus supplement and prospectus for the Buffered PLUS under “Additional Information About BNS and the Buffered PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Buffered PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement, underlier supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪You may lose up to 90.00% of your investment in the Buffered PLUS.

▪The stated payout from the issuer applies only upon an early redemption or at maturity.

▪If the Buffered PLUS are redeemed prior to maturity, the appreciation potential of the Buffered PLUS is limited by the early redemption payment.

▪The potential positive return on the Buffered PLUS from any negative performance of the underlying index is limited by the buffer amount and the return on the Buffered PLUS may change significantly despite only a small difference in the degree of change of the final index value relative to the initial index value.

▪Greater expected volatility with respect to the underlying index generally reflects a higher return rate represented by the early redemption payment, a higher upside leverage factor and a lower buffer amount, and a higher expectation as of the pricing date that the final index value could be less than the initial index value by more than the buffer amount.

▪The Buffered PLUS are subject to reinvestment risk in the event of an early redemption.

▪The amount payable on the Buffered PLUS is not linked to the value of the underlying index at any time other than the determination dates.

▪Owning the Buffered PLUS is not the same as owning the index constituent stocks.

▪The absolute return feature is not the same as taking a short position directly in the underlying index or any index constituent stocks.

Risks Relating to Characteristics of the Underlying Index

▪An investment in the Buffered PLUS involves market risk associated with the underlying index.

▪There can be no assurance that the investment view implicit in the Buffered PLUS will be successful.

▪The underlying index reflects price return, not total return.

▪Changes affecting the underlying index could have an adverse effect on the market value of, and any amount payable on, the Buffered PLUS.

▪There is no affiliation between the index sponsor and BNS, and BNS is not responsible for any disclosure by such index sponsor.

Risks Relating to Estimated Value and Liquidity

▪BNS’ initial estimated value of the Buffered PLUS at the time of pricing (when the terms of your Buffered PLUS are set on the pricing date) will be lower than the issue price of the Buffered PLUS.

▪Neither BNS’ nor SCUSA’s estimated value of the Buffered PLUS at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.

▪BNS’ initial estimated value of the Buffered PLUS does not represent future values of the Buffered PLUS and may differ from others’ (including SCUSA’s) estimates.

▪The Buffered PLUS have limited liquidity.

▪The price at which SCUSA would buy or sell your Buffered PLUS (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your Buffered PLUS.

▪The price of the Buffered PLUS prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.

Risks Relating to General Credit Characteristics

▪Payments on the Buffered PLUS are subject to the credit risk of BNS.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Hedging activities by BNS and SCUSA may negatively impact investors in the Buffered PLUS and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the Buffered PLUS.

▪We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the index constituent stock issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the Buffered PLUS.

▪Activities conducted by BNS and its affiliates may impact the value of the underlying index and the value of the Buffered PLUS.

▪The calculation agent will have significant discretion with respect to the Buffered PLUS, which may be exercised in a manner that is adverse to your interests.

▪BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the Buffered PLUS.

Risks Relating to Canadian and U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the Buffered PLUS are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Buffered PLUS — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Index

▪For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

A-2